Exhibit 11

MIDWESTONE FINANCIAL GROUP

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Years ended December 31,
	2004	2003	2002
Earnings per Share Information:

Weighted average number of shares outstanding during the year	3,778,101	3,852,935	3,890,891

Weighted average number of shares outstanding during the year including all dilutive potential shares	3,879,478	3,962,134	3,974,818

Net earnings	$5,828,620	5,925,997	5,789,111

Earnings per share - basic	$1.54	1.54	1.49

Earnings per share - diluted	$1.50	1.50	1.46